CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We consent to the incorporation by reference in this Registration Statement on Form S-8 of my report dated November 28, 2005 appearing in the Company's Annual Report on Form 10-KSB of Medical International Technology, Inc. for the year ended September 30, 2005.

/s/ SCHWARTZ LEVITSKY FELDMAN LLP

SCHWARTZ LEVITSKY FELDMAN LLP

Chartered Accountants

Montreal, Quebec, Canada

September 26, 2006